Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

August 29, 2013

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Fate Therapeutics, Inc.
Registration Statement on Form S-1
Filed August 14, 2013
File No. 333-190608

Dear Mr. Riedler:

This letter is being submitted on behalf of Fate Therapeutics, Inc. (the “Company”) in response to comments contained in the letter dated August 26, 2013 (the “Letter”) from Jeffrey P. Riedler, Assistant Director of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Scott Wolchko, Chief Financial Officer and Chief Operating Officer of the Company, with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) that was filed on August 14, 2013. The Company is concurrently filing Amendment No. 1 to its Registration Statement on Form S-1 (the “Amended Registration Statement”), which includes changes in response to the Staff’s comments. A copy of the Amended Registration Statement, marked to show changes from the Registration Statement, is enclosed.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to the Amended Registration Statement as marked. Copies of this letter and its attachments will also be provided to Christina De Rosa, Tabatha Akins and Mark Brunhofer of the Commission.

Additionally, the Company advises the Staff that it will supplementally provide the Staff, under separate cover contemporaenously herewith, a copy of an updated slide presentation that the Company has presented at certain meetings with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended. No copies of such presentation were retained by any such potential investor.

United States Securities and Exchange Commission

August 29, 2013

Capitalization, page 46

1.	Please revise your pro forma disclosure to specifically disclose the beneficial conversion feature charge you expect to record upon the conversion of your 2013 Notes. It is apparent from your disclosure in Note 4 on page F-23 that you recorded a debt discount associated with the June 2013 Notes. In your disclosure and response, please clarify whether you expect to record a debt discount for your similar notes issued in August 2013 as disclosed in Note 9 on page F-35. If not, please tell us why not.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not anticipate recording additional beneficial conversion charges related to the conversion of the 2013 Notes because the 2013 Notes will convert in the initial public offering at the initial public offering price.

The Company applied the same analysis to the notes issued in July and August 2013 as was applied to the notes issued in June 2013. Based upon this analysis, the Company identified a beneficial conversion feature related to the notes issued in July 2013 of approximately $60,000 as the gross fair value of the shares of Series C convertible preferred stock into which the notes could convert was greater than the note proceeds. For the notes issued in August 2013, the Company did not identify a beneficial conversion as the gross fair value of the shares of Series C-1 convertible preferred stock into which the notes could convert was less than the note proceeds. The gross fair value of the Series C-1 preferred stock at the issuance date of the convertible notes was determined using a contemporaneous valuation prepared with the input of management and a third-party valuation specialist.

The Company further advises the Staff that the amortization of the $60,000 debt discount related to the beneficial conversion feature in the notes issued in July 2013 and the amortization of the $270,000 debt discount related to the beneficial conversion feature in the notes issued in June 2013 will be accelerated and reflected in the pro forma information as a charge to deficit accumulated during the development stage.

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United States Securities and Exchange Commission

August 29, 2013

Additionally, the Company acknowledges that, in the event the Company requests acceleration of the effective date of the Registration Statement, the Company will provide a written statement acknowledging that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you require additional information, please telephone the undersigned at (858) 202-2713 or Mitzi Chang at (415) 733-6017.

Sincerely,

/s/ Maggie Wong

Maggie Wong

cc:	Christian Weyer (Fate Therapeutics, Inc.)
Scott Wolchko (Fate Therapeutics, Inc.)
Cindy Tahl (Fate Therapeutics, Inc.)
Kingsley Taft (Goodwin Procter LLP)
Mitzi Chang (Goodwin Procter LLP)
Thomas Kellerman (Morgan, Lewis & Bockius LLP)
David Pollak (Morgan, Lewis & Bockius LLP)
Albert Lung (Morgan, Lewis & Bockius LLP)